FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or
15d-16 of the Securities Exchange Act of 1934

For the month of September 2003

GEMPLUS INTERNATIONAL S.A.
(Exact name of registrant as specified in its charter)

GEMPLUS INTERNATIONAL S.A.
(Translation of registrant’s name in English)

Aerogolf Center
1 Hohenhof
L-2633 Senningerberg
Grand Duchy of Luxembourg
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	[X]	Form 40-F	[ ]

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes	[ ]	No	[X]

SIGNATURE

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GEMPLUS INTERNATIONAL S.A.

Date: September 23, 2003

By:

Name: Stephen Juge Title: Executive Vice President and General Counsel

NEW HEAD OF FINANCIAL & SECURITY SERVICE
FOR GEMPLUS SOUTHEAST ASIA

Singapore — 23 September, 2003 — Gemplus, the world’s leading provider of smart card solutions, has appointed Goh Say-Yeow as the new head of the Financial and Security Service Business Unit in South East Asia, responsible for the overall strategy, development and marketing of the unit’s products and services in the region.

Prior to his current position, Say-Yeow served as General Manager for Gemplus’ Taiwan and Hong Kong representative offices, where he was responsible for the operations in both countries. In January 2003, above and beyond his responsibilities as the General Manager for these markets, he was appointed the Field Marketing Director for Financial and Security Service Business Unit.

Say-Yeow has been with Gemplus since December 1994 and has held many responsibilities in the company. Before moving to Taiwan and Hong Kong, Say-Yeow held the title of Regional Sales Manager and was responsible for the sales operation in Thailand, Philippines and Indo-China.

Prior to Gemplus, he was a senior sales person in an IT company specializing in sales and project management of IT products and solutions.

Say-Yeow holds a Degree in Marketing from CIM UK and a Diploma in Electrical and Electronic engineering. He has over 15 years of sales and marketing experiences in both the Information Technology and Smart Card businesses.

About Gemplus

Gemplus International S.A.(Euronext: LU0121706294 — GEM and NASDAQ: GEMP) is the world’s leading player in the smart card industry in both revenue and total shipments (source 2002: Gartner-Dataquest, Frost & Sullivan, Datamonitor.) It has the largest R&D team, unrivalled experience, and an outstanding track record of technological innovation.

Gemplus helps its clients offer an exceptional range of portable, personalized solutions that bring security and convenience to people’s lives. These include Mobile Telecommunications, Public Telephony, Banking, Retail, Transport, Identity, WLAN, Pay-TV, e-government, access control, and a wealth of other applications.

Gemplus’ revenue in 2002 was 787 million Euros.

www.gemplus.com

For further information, contact:

Elliza Abdul Rahim / Amanda Goh
Edelman PR Worldwide
Tel: +65 6733 1110 (ext 223/209)
Email: elliza.abdulrahim@edelman.com / Amanda.goh@edelman.com